Exhibit 99.18

Condensed Interim Consolidated Financial Statements

Three months and six months ended June 30, 2020 and 2019

(Unaudited - expressed in Canadian Dollars)

NOTICE TO READERS

The condensed interim consolidated financial statements of Skeena Resources Limited are the responsibility of the Company’s management. The condensed interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities for financial reporting and internal controls through an audit committee, which is comprised primarily of non-management directors.

“Walter Coles, Jr.”	“Andrew MacRitchie”

Walter Coles, Jr.	Andrew MacRitchie
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia
August 19, 2020

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited - expressed in Canadian dollars)

	Note	June 30, 2020	December 31, 2019
ASSETS

Current
Cash and cash equivalents		$44,726,320	$13,119,477
Receivables	5	1,135,633	2,229,414
Prepaid expenses	6	2,126,156	567,755
GJ mineral property	7	-	3,083,035

Current assets		47,988,109	18,999,681
Deposits	8	1,470,000	1,413,500
Exploration and evaluation interests	9	1,845,708	1,836,759
Marketable securities	10	2,023,300	246,285
Capital assets	11	2,047,995	1,932,101

Total assets		$55,375,112	$24,428,326

LIABILITIES

Current
Accounts payable and accrued liabilities	12	$2,901,479	$4,083,095
Current portion of lease liability	14	485,529	307,500
Flow-through share premium liability	13	9,331,967	3,991,264

Current liabilities		12,718,975	8,381,859

Long-term lease liability	14	1,107,738	1,158,546
Provision for closure and reclamation	15	3,280,955	3,280,955

Total liabilities		17,107,668	12,821,360

SHAREHOLDERS’ EQUITY

Capital stock	16	130,945,025	99,185,162
Reserves	16	14,683,231	13,585,108
Deficit		(107,360,812)	(101,163,304)

Total shareholders’ equity		38,267,444	11,606,966

Total liabilities and shareholders’ equity		$55,375,112	$24,428,326

GOING CONCERN (NOTE 1)

SUBSEQUENT EVENTS (NOTE 18)

ON BEHALF OF THE BOARD OF DIRECTORS:

signed "Craig Parry"	signed “Suki Gill”
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim consolidated financial statements.

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SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited - expressed in Canadian dollars)

		For the three months ended June 30		For the six months ended June 30
	Note	2020	2019	2020	2019
ADMINISTRATIVE EXPENSES
Exploration and evaluation	9	$4,949,020	$1,451,598	$9,770,097	$2,155,545
Share-based payments	12,16	599,177	835,602	997,153	835,602
Wages	12	497,854	169,637	691,426	370,015
Communications		220,982	296,045	466,333	434,741
Professional fees		167,005	71,630	185,024	118,107
Office and administration		79,598	64,368	143,009	63,251
Consulting		472,142	75,377	553,517	173,800
Travel		16,676	33,181	30,267	49,538
Transfer agent and listing fees		6,634	9,858	28,685	16,846
Property research		-	6,506	-	23,703
Foreign exchange loss (gain)		(271)	2,724	11,949	8,211
Interest (income) expense		(159,057)	11,902	(201,975)	24,305
Accretion	14,15	29,466	42,138	63,440	84,276
Amortization	11	89,298	94,500	187,023	188,010
(Gain) loss on marketable securities	10	(981,610)	142,500	(1,049,515)	285,000
Flow-through share premium recovery	13	(749,886)	(87,104)	(1,560,486)	(136,487)
Gain on sale of mineral property	7	(4,118,439)	-	(4,118,439)	-

Net loss and comprehensive loss for the period		$(1,118,589)	$(3,220,462)	$(6,197,508)	$(4,694,463)

Loss per share		$(0.01)	$(0.03)	$(0.04)	$(0.05)

Weighted average number of common shares outstanding		152,971,913	102,186,397	142,368,776	100,029,123

Certain of the prior periods’ figures have been reclassified to conform with the current periods’ presentation.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited – expressed in Canadian dollars)

	Capital Stock		Reserves				Total Shareholders’
	Shares	Amount	Options	Warrants	Total Reserves	Deficit	Equity
Balance at December 31, 2018	97,847,879	$81,566,790	$8,206,228	$2,873,790	$11,080,018	$(74,080,441)	$18,566,367
Issue of shares, net of costs	5,194,805	1,918,265	-	-	-	-	1,918,265
Option grant	-	-	1,209,800	-	1,209,800	-	1,209,800
Loss for the six months	-	-	-	-	-	(4,694,463)	(4,694,463)
Balance at June 30, 2019	103,042,684	$83,485,055	$9,416,028	$2,873,790	$12,289,818	$(78,774,904)	$16,999,969

Balance at December 31, 2019	134,801,872	$99,185,162	$10,711,318	$2,873,790	$13,585,108	$(101,163,304)	$11,606,966
Private placements	29,800,334	33,261,506	-	-	-	-	33,261,506
Share issue costs	-	(1,185,635)	-	-	-	-	(1,185,635)
Exercise of options	1,180,780	1,013,815	(443,119)	-	(443,119)	-	570,696
Exercise of warrants	5,607,449	5,571,366	-	-	-	-	5,571,366
Flow-through share premium	-	(6,901,189)	-	-	-	-	(6,901,189)
Share-based payments	-	-	1,541,242	-	1,541,242	-	1,541,242
Loss for the six months	-	-	-	-	-	(6,197,508)	(6,197,508)
Balance at June 30, 2020	171,390,435	$130,945,025	$11,809,441	$2,873,790	$14,683,231	$(107,360,812)	$38,267,444

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited – expressed in Canadian dollars)

	For the six months ended June 30
	2020	2019
OPERATING ACTIVITIES
Loss for the period	$(6,197,508)	$(4,694,463)
Items not affecting cash
Amortization (Note 11)	187,023	188,010
Accretion (Notes 14 and 15)	63,440	74,754
Share-based payments (Note 12)	997,153	835,602
Flow-through recovery	(1,560,486)	(136,487)
(Gain) loss on marketable securities	(1,049,515)	285,000
Gain on sale of mineral property	(4,118,439)	-
Items not affecting cash – Exploration and evaluation
Amortization (Note 9)	2,953	-
Accretion (Note 9)	1,333	-
Share-based payments (Note 9)	544,089	374,198
Changes in non-cash working capital
Receivables	343,781	40,833
Prepaid expenses	(1,558,401)	2,904
Accounts payable and accrued liabilities	(1,181,616)	851,265
Net cash used in operating activities	(13,526,193)	(2,178,384)

FINANCING ACTIVITIES
Net proceeds from share issuance	32,075,871	1,918,265
Proceeds from warrant exercises	5,571,366	-
Proceeds from option exercises	570,696	-
Net cash provided by financing activities	38,217,933	1,918,265

INVESTING ACTIVITIES
Proceeds from sale of mineral property	7,500,000	500,000
Lease payments	(225,504)	(153,750)
Exploration and evaluation asset additions	(14,160)	(15,000)
Costs to prepare GJ property for sale	(355,026)	-
Proceeds from sale of marketable securities	22,500	-
Purchase of equipment	(12,707)	(13,148)
Net cash provided by (used in) investing activities	6,915,103	318,102

Change in cash and cash equivalents during the period	31,606,843	57,983
Cash, beginning of the period	13,119,477	1,092,291

Cash and cash equivalents, end of the period	$44,726,320	$1,150,274

Supplemental non-cash information:

During the six months ended June 30, 2020, the Company received StrikePoint Gold Inc. (“StrikePoint”) securities valued at $750,000 in satisfaction of accounts receivable from StrikePoint (Note 10).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the six months ended June 30, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Skeena Resources Limited (“Skeena” or the “Company”) is incorporated under the laws of the province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company’s corporate office is located at Suite 650, 1021 West Hastings Street, Vancouver, British Columbia V6E 0C3. The Company is in the exploration stage with respect to its mineral property interests and has not, as yet, achieved commercial production.

The condensed interim consolidated financial statements were prepared on a going concern basis with the assumption that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has working capital of $35,269,134 at June 30, 2020, and consumed net cash used in operations of $13,526,193 for the period ended June 30, 2020. Prior to December 31, 2021, the Company must spend $43,062,539 on qualifying Canadian Exploration Expenditures (“CEE” as defined in the Canadian Income Tax Act) in addition to any non-qualifying expenditures that are required to be incurred (Note 13). The Company has limited cash resources, as compared with its planned expenditures, has incurred significant operating losses and negative cash flows from operations in the past, and will require additional funding in order to continue operations. While the Company has been successful in obtaining funding in the past, through the sale of assets and the issuance of additional equity, there is no assurance that funding will be available in the future. An inability to raise additional funds would adversely impact the future assessment of the Company as a going concern. These factors indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

The Company is dependent upon its ability to finance its operations and exploration programs through financing activities that may include issuances of additional debt or equity securities. The recoverability of the carrying value of exploration projects and, ultimately, the Company’s ability to continue as a going concern, is dependent upon the existence and economic recovery of reserves, the ability to raise financing to complete the exploration and development of its properties, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis, all of which are uncertain. The condensed interim consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. Such adjustments could be material.

2.	BASIS OF PRESENTATION

Statement of Compliance and Accounting Policies

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, are in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and are consistent with interpretations by the International Financial Reporting Interpretations Committee (“IFRIC”).

These condensed interim consolidated financial statements have been prepared using the accounting policies as set out in the audited annual financial statements for the year ended December 31, 2019, with the adoption of updated policies described in Note 3. The disclosures which follow do not include all disclosures required for the annual financial statements. These unaudited condensed interim consolidated financial statements should be read in conjunction with the audited financial statements and notes thereon for the year ended December 31, 2019.

The Board of Directors approved these condensed interim consolidated financial statements on August 19, 2020.

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SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the six months ended June 30, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

Basis of measurement

These condensed interim consolidated financial statements have been prepared on an historical cost basis, except for marketable securities which are valued at fair value on the reporting date. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Principles of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its formerly wholly owned subsidiaries, listed below.

Subsidiaries are those entities which the Company controls by having the power to govern the financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is obtained by the Company and are de-consolidated from the date that control ceases.

Subsidiary	Location
Sona Resources Corp. until sold on November 15, 2019 (Note 9)	Canada
No. 75 Corporate Ventures Ltd. until sold on November 15, 2019 (Note 9)	Canada

Each of the above companies was 100% owned by the Company and was fully consolidated until sold.

Significant accounting estimates and judgments

The preparation of these condensed interim consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting periods. Actual outcomes could differ from these estimates and judgments, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and may affect both the period of revision and future periods.

3.	New standards, amendments and interpretations

The IASB has issued a number of amendments to standards and interpretations, which were not yet effective in 2020, and have not been applied in preparing these condensed interim consolidated financial statements.  It is anticipated that these amendments will have no impact on the Company’s financial statements when they are adopted in future years.

The IASB has also issued several new amendments to standards and interpretations which are effective January 1, 2020 and were first adopted by the Company in the six-month period ended June 30, 2020. None of the new amendments effective January 1, 2020 had an impact on the condensed interim consolidated financial statements.

6

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the six months ended June 30, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that give rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial instruments are classified into one of the following three categories: fair value through profit and loss (“FVTPL”); fair value through other comprehensive income (“FVTOCI”); and amortized cost. The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	June 30, 2020	December 31, 2019
Cash	Amortized cost	$44,726,320	$13,119,477
Receivables not due from governments	Amortized cost	$285,420	$1,080,340
Marketable securities	FVTPL	$2,023,300	$246,285
Accounts payable and accrued liabilities	Amortized cost	$2,901,479	$4,083,095
Lease liability	Amortized cost	$1,593,267	$1,466,046

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit losses are measured using a present value and probability-weighted model that considers all reasonable and supportable information available without undue cost or effort along with information available concerning past defaults, current conditions and forecasts at the reporting date. IFRS 9 requires the recognition of 12 month expected credit losses (the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date) if credit risk has not significantly increased since initial recognition (stage 1), and lifetime expected credit losses for financial instruments for which the credit risk has increased significantly since initial recognition (stage 2) or which are credit impaired (stage 3). There are no material expected credit losses with respect to the Company’s financial instruments held at amortized cost.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk consists of interest rate risk, foreign currency risk and other price risk. As at June 30, 2020, the Company is exposed to market risk on its marketable securities. A 10% decrease in the share price of the Company’s StrikePoint marketable securities (Note 10) would result in a $202,330 decrease to the Company’s marketable securities and a decrease of the same amount to the Company’s gain on marketable securities.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient cash to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

All of the liabilities presented as accounts payable and accrued liabilities are due within 90 days of June 30, 2020.

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SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the six months ended June 30, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued)

Other risks

In December 2019, a novel strain of coronavirus was reported in Wuhan, China. On March 11, 2020, the World Health Organization declared the outbreak to constitute a “Public Health Emergency of International Concern.” The spread of COVID-19 has severely impacted economies around the globe. In many countries, including Canada, businesses have been forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in significant unemployment and an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening of certain sectors. Governments and central banks have responded with monetary and fiscal interventions designed to stabilize economic conditions. To date, the Company’s operations have not been materially negatively affected by these events. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses, remains unclear at this time. It is not possible to reliably estimate the duration of the impact, the severity of the consequences, nor the impact, if any, on the financial position and results of the Company for future periods.

5.	RECEIVABLES

Receivables consist primarily of amounts due from governments in relation to refundable Mineral Exploration Tax Credits, or Goods and Services Tax.

	June 30, 2020	December 31, 2019
Mineral Exploration Tax Credits	$581,094	$581,094
Goods and Services Tax	269,119	567,980
Due from StrikePoint	-	750,000
Other	285,420	330,340
Total	$1,135,633	$2,229,414

6.	PREPAID EXPENSES

	June 30, 2020	December 31, 2019
Exploration	$1,765,133	$166,719
Communications	106,183	139,958
General and administrative	162,425	79,970
Insurance	92,415	181,108
Total	$2,126,156	$567,755

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SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the six months ended June 30, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

7.	GJ MINERAL PROPERTY

On November 4, 2015, the Company acquired an option to earn a 100% interest in the GJ Property in exchange for cash consideration of $500,000 and 1,294,753 common shares valued at $1,000,000. Pursuant to the terms of a purchase agreement, the Company committed to issue shares valued at $1,500,000 prior to November 4, 2017 (issued), shares valued at $1,500,000 prior to November 4, 2020 (not issued) and a cash payment of $4,000,000 before commencement of commercial production from the GJ Property. Legal fees of $21,535 incurred in the acquisition of the GJ Property were capitalized.

The majority of the claims that constitute the GJ Property are subject to three different royalties varying from 1% to 3%. In each case the royalty may be halved by making a payment of $500,000, $1,000,000 or $2,000,000. A total of 5 mineral claims at the GJ Property are subject to no royalty whatsoever.

On February 4, 2020, the Company announced that it had entered into a purchase and sale agreement to sell the Company’s 100% interest in the GJ Property to Newcrest Red Chris Mining Limited (“Newcrest”) for consideration of $7,500,000 cash and the assumption by Newcrest of future payment obligations and royalties on the GJ Property (the “Newcrest Agreement”).

As a result of the Company’s plans to sell the GJ Property and its active search for a buyer, the Company had classified the GJ Property as a held-for-sale asset, in accordance with IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations at December 31, 2019. Following the change in classification of the GJ Property, the net carrying value of $3,083,035 (Note 9) of the mineral property and the related surety bond deposit of $56,500 (Note 8) had been reclassified from non-current assets to current assets on the consolidated statements of financial position as at December 31, 2019.

During the six months ended June 30, 2020, additional costs of $355,026 were incurred in order to prepare the property for sale and were added to the capitalized property costs. After deducting the surety bond deposit and capitalizing these additional costs, the balance of costs capitalized to the GJ Property was $3,381,561. On May 1, 2020 the Company completed the Newcrest Agreement, whereby it sold the GJ Property to Newcrest in exchange for $7,500,000 cash and for the assumption by Newcrest of future payment obligations and royalties on the GJ Property. The costs capitalized to the GJ Property were offset against the proceeds received, resulting in a gain of $4,118,439 on the sale of the property.

Summary of GJ Property sale:

Held-for-sale asset at December 31, 2019	$3,083,035
Costs incurred to prepare property for sale	355,026
Deposit recoverable (Note 8)	(56,500)
Capitalized cost prior to sale	3,381,561
Proceeds received	(7,500,000)
Gain on sale of mineral property	$(4,118,439)

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SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the six months ended June 30, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

8.	DEPOSITS

Deposits are amounts placed as security, either in conjunction with a lease for office space, or as deposits with governments or insurance agencies in order to help ensure that reclamation of sites is completed. Deposits relate to the following:

Deposits	Snip	Eskay	Spectrum	GJ	Blackdome	Office	Total
December 31, 2018 & June 30, 2019	$931,000	$45,000	$-	$159,500	$130,541	$100,000	$1,366,041
Additions	-	-	-	-	10,000	-	10,000
Surety Collateral	337,500	-	-	-	-	-	337,500
Returned	-	-	-	(103,000)	-	-	(103,000)
Disposals	-	-	-	-	(140,541)	-	(140,541)
Held-for-sale (Note 7)	-	-	-	(56,500)	-	-	(56,500)
December 31, 2019	$1,268,500	$45,000	$-	$-	$-	$100,000	$1,413,500
Additions	-	11,500	45,000	-	-	-	56,500
June 30, 2020	$1,268,500	$56,500	$45,000	$-	$-	$100,000	$1,470,000

As part of the Mines Act, the reclamation security required over the Snip property is $2,982,000. The Company is currently in discussion with the Ministry of Energy, Mines and Petroleum Resources to assess whether there may be a reduction in reclamation security as a result of building an access road, and to determine the timing of payment of the remaining unfunded portion of the reclamation security. In December of 2018, the Company replaced cash reclamation security deposits totalling $2,075,000 with a surety bond. Approximately half of the surety bond amount is held as collateral by the surety provider. In 2019 and 2020, the Company added to the surety bonds to cover a total of $2,883,000 of reclamation security.

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SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the six months ended June 30, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

9.	EXPLORATION AND EVALUATION INTERESTS

Snip Property, British Columbia, Canada

On April 7, 2016, the Company completed the first share payment under its option to acquire a 100% interest in the Snip gold mine from Barrick Gold Inc. (“Barrick”). The optioned property consists of one mining lease, holding the former Snip gold mine, and four mineral tenures. Pursuant to the option agreement, Skeena completed a work commitment of $2 million, issued 200,000 common shares to the vendor on April 7, 2016, and a further 125,000 shares on July 19, 2017 as the final condition to complete the exercise of the option. As part of the purchase, consideration of $280,280 was allocated between the fair values of assets acquired and liabilities assumed, resulting in recognition of a liability, on acquisition, of $649,534 for closure and reclamation costs and an asset of $924,382 as exploration and evaluation interests. The closure and reclamation cost estimate is reviewed periodically, with any increase in the estimate being added to the amount shown as Exploration and Evaluation Interests asset for Snip.

Barrick has retained a 1% net smelter return royalty (“NSR”) on the property. In addition, subject to Skeena delineating in excess of 2 million ounces of gold, Barrick may exercise its right to purchase a 51% interest in the property in exchange for paying the Company three times the costs incurred by the Company in exploring and developing the property, following which the parties would form a joint venture and Barrick would relinquish its 1% NSR. In addition, an unrelated historic 3% royalty exists on gold recovered from ore containing at least 0.3 ounces of gold per ton.

On October 16, 2018, Skeena closed an agreement with Hochschild Mining Holdings Limited (“Hochschild”). The agreement included an option to acquire a portion of Skeena’s Snip Property, the right to have a representative on the Board of Directors, as well as participation in a Skeena private placement financing.

Under the property option agreement, Skeena granted Hochschild an option to earn a 60% undivided interest in Snip located in the Golden Triangle of British Columbia (the “Option”). Hochschild will have three years to provide notice to Skeena that it wishes to exercise the Option. Once exercised, Hochschild shall then have a further three years (the “Option Period”) to:

•	incur expenditures on Snip that are no less than twice the amount of such expenditures incurred by Skeena from March 23, 2016 up until the time of exercise of the Option by Hochschild;

•	incur no less than $7.5 million in exploration or development expenditures on Snip in each 12-month period of the Option Period; and

•	provide 60% of the financial assurance required by governmental authorities for the Snip mining properties.

After completing a minimum spend of $22,500,000, Hochschild may extend the Option Period by a further period of 12 months by making a cash payment to Skeena of $1.0 million.

Concurrent with entering into the agreement with Hochschild, Skeena collected proceeds of $6,767,398 from the sale of 7,519,331 flow-through common shares of the Company at a price of $0.90 per share. The Company received proceeds of $3,534,355 above the fair market value of the shares on the date of issuance, of which $1,188,053 was allocated to the flow-through share premium, $1,955,051 was applied to reduce previous Snip acquisition costs to $Nil, and the remaining $391,251 was recorded as a gain on option of mineral property.

11

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the six months ended June 30, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

9.	EXPLORATION AND EVALUATION INTERESTS (continued)

Eskay Creek Property, British Columbia, Canada

On December 18, 2017, Skeena announced that it had secured an option (the “Initial Option”) to acquire a 100% interest in the Eskay Creek property from Barrick located in the Golden Triangle of northwest British Columbia. Skeena has since renegotiated the Initial Option, described below. In order to earn the 100% interest, under the terms of the Initial Option agreement, Skeena must first incur $3,500,000 in exploration expenditures by December 18, 2020 (incurred), of which $1,500,000 must be incurred by December 18, 2019 (incurred). In addition, if Skeena chooses to exercise the option to acquire Eskay Creek, Skeena would have been required to pay $17.7 million in cash. These funds were to have been first directed towards providing the government with security over the reclamation bond amount on the property, with any remaining amount being paid to Barrick as part of the purchase price.

Under the Initial Option, Barrick was to retain a 1.0% NSR on all parts of the property which are not already subject to royalties. In addition, Barrick was to retain a back-in right to purchase a 51% interest in the property for a 12-month period following notification by Skeena of a NI 43-101 resource on the property of at least 1,500,000 ounces of contained gold (or equivalent). Barrick would have been able to exercise this right under the Initial Option by forfeiting its 1.0% NSR, paying Skeena up to three times Skeena’s cumulative expense on the project, reimbursing Skeena for the purchase price, and by assuming any bonding requirement for Barrick’s proportionate interest, following which the parties would have formed a joint venture.

On August 4, 2020 the Company announced the signing of a modification to the Initial Option terms (the “Definitive Agreement”) with Barrick, pursuant to which Skeena will proceed to acquire 100% of the Eskay Creek gold-silver project. As part of this renegotiation, Barrick has given up its back-in right on Eskay Creek in favour of accepting common shares of Skeena. See Note 18 for further details of the Definitive Agreement.

Spectrum Property, British Columbia, Canada

On October 27, 2014, the Company acquired a 100% interest in the Spectrum Property in exchange for 8,000,000 common shares valued at $6,000,000, together with an interest-free promissory note payable to Eilat Exploration Ltd. (“Eilat”) in the amount of $700,000. Of these shares, 6,400,000 common shares were issued to Eilat and 1,600,000 common shares were issued to Keewatin Consultants (2002) Inc. (“Keewatin”), a private company held by a former director. The total acquisition cost for the Spectrum Property amounted to $6,862,175.

During the year-ended December 31, 2019, the Tahltan Central Government undertook an initiative to protect the places that have cultural, ecological and sustenance value to the Tahltan, and identified that the Spectrum project covers one such place. The Company regarded this development as an impairment indicator which triggered an analysis of the net recoverable amount of the Spectrum property. As a result, the Company recorded an impairment loss of $7,362,175, reducing the Spectrum Property’s carrying value to $Nil, determined in accordance with Level 3 of the fair value hierarchy.

Porter Idaho Property, British Columbia, Canada

On August 15, 2018, the Company sold the Porter Idaho Property to StrikePoint in exchange for 9,500,000 securities of StrikePoint (Note 10), and a series of payments totalling $1,500,000 over a period ending December 31, 2019 (received $750,000 paid in cash at December 31, 2019, and $750,000 paid in shares during the six months ended June 30, 2020 – Note 10). In addition, Skeena holds a 1% NSR on the Property and StrikePoint has the option to buy back 0.5% at a price of $750,000.

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the six months ended June 30, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

9.	EXPLORATION AND EVALUATION INTERESTS (continued)

Blackdome Property, British Columbia, Canada

On September 15, 2016, the Company announced that it had successfully acquired all of the issued and outstanding common shares of Sona Resources Corporation (“Sona”). In addition to the Blackdome Property, $12 million in Canadian corporate income tax loss carry forwards were also acquired along with the Elizabeth exploration property, a mill, mobile equipment and a camp. Due to the age and condition of the related infrastructure and equipment, it was assigned zero value as part of the acquisition.

A legal dispute was launched against Sona by the vendors of the Elizabeth exploration property, alleging non-performance under the option agreements. The Supreme Court of British Columbia decided the matter in Skeena’s favour, but the vendors appealed the judgement. The BC Court of Appeal gave Sona until December 31, 2020 to produce a bankable feasibility study – the final remaining obligation to satisfy under the option agreements. As a result of the court case, which was pending at the time of acquisition by Skeena, none of the total purchase consideration of $3,428,165 was allocated to the Elizabeth exploration property.

On November 15, 2019, the Company sold all of the issued and outstanding common shares of Sona and No. 75 Corporate Ventures Ltd. to Tempus Resources Limited (“Tempus”) in exchange for $500,000 in cash. Because the Company accepted an offer to purchase Sona and No. 75 for a value which was lower than the carrying value of the related net assets, the Company considered this an indicator of impairment and conducted an impairment assessment prior to the transaction closing. As a result of the impairment assessment, the Company recorded an impairment of the Blackdome mineral property interest of $3,283,144, determined in accordance with Level 3 of the fair value hierarchy. As a result of the sale, Skeena disposed of the net assets of the subsidiaries, including $2,327,721 in exploration and evaluation assets, and $1,581,934 in provision for closure and reclamation liability (Note 15).

Exploration and evaluation assets

Acquisition costs have been capitalised as follows:

	Eskay	Snip	Blackdome	GJ	Spectrum	Total
Total at Dec. 31, 2018	$250,000	$-	$5,670,975	$3,026,535	$7,362,175	$16,309,685
Recovery	-	-	(50,000)	-	-	(50,000)
Impairment	-	-	(3,283,144)	-	(7,362,175)	(10,645,319)
Closure liability	-	1,586,759	(25,110)	-	-	1,561,649
Sale	-	-	(2,327,721)	-	-	(2,327,721)
Land costs	-	-	15,000	-	-	15,000
Held-for-sale (Note 7)	-	-	-	(3,026,535)	-	(3,026,535)
Total at Dec. 31, 2019	$250,000	$1,586,759	$-	$-	$-	$1,836,759
Closure liability	-	(5,211)	-	-	-	(5,211)
Land costs	14,160	-	-	-	-	14,160
Total at June 30, 2020	$246,160	$1,581,548	$-	$-	$-	$1,845,708

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the six months ended June 30, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

9.	EXPLORATION AND EVALUATION INTERESTS (continued)

Exploration and evaluation expenses

Exploration and evaluation costs have been incurred as follows:

2020	Eskay	Snip	Total
Claim renewals and permits	$26,785	$46,409	$73,194
Fieldwork, camp support and local office	3,621,804	417,094	4,038,898
Assays, analysis and storage	359,934	26,270	386,204
Community relations	58,503	12,831	71,334
Drilling	1,038,845	-	1,038,845
Environmental studies	1,042,066	164,534	1,206,600
Geology, geophysics, and geochemical	1,478,565	332,305	1,810,870
Fuel	168,864	23,546	192,410
Helicopter	259,098	60,985	320,083
Electrical	11,887	-	11,887
Metallurgy	71,397	-	71,397
Amortization (Note 11)	2,953	-	2,953
Accretion	1,333	-	1,333
Share-based payments	510,822	33,267	544,089
Total for the six months ended June 30, 2020	$8,652,856	$1,117,241	$9,770,097

2019	Blackdome	GJ	Eskay	Snip	Total
Claim renewals and permits	$41,738	$-	$82,572	$53,813	$178,123
Fieldwork, camp support and local office	4,711	824	97,730	66,007	169,272
Assays and analysis/storage	-	182	13,314	37,531	51,027
Community relations	-	10,456	16,528	63,416	90,400
Drilling	-	-	-	-	-
Environmental studies	25,004	-	43,386	5,735	74,125
Geology, geophysics, and geochemical	23,983	2,913	609,691	375,885	1,012,472
Fuel	-	-	(294)	-	(294)
Helicopter	-	-	-	-	-
Electrical	-	-	-	-	-
Helicopter	-	-	8,245	12,171	20,416
Metallurgy	-	-	185,806	-	185,806
Share based payments	-	-	287,701	86,497	374,198
Total for the six months ended June 30, 2019	$95,436	$14,375	$1,344,679	$701,055	$2,155,545

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the six months ended June 30, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

10.	MARKETABLE SECURITIES

On August 15, 2018, the Company sold Mount Rainey to StrikePoint in exchange for 9,500,000 securities of StrikePoint (the “StrikePoint Securities”), and a series of cash payments totalling $1,500,000 (Note 9). The StrikePoint Securities consisted of 7,100,000 common shares in the capital of StrikePoint, and 2,400,000 special warrants, convertible to common shares in the capital of StrikePoint for no additional consideration, provided that the conversion will not result in Skeena becoming an insider of StrikePoint. The StrikePoint special warrants received were valued on par with StrikePoint common shares given that they were convertible to common shares for a $Nil exercise price.

On August 15, 2018 the fair value of the StrikePoint Securities received was $1,472,500. During the year ended December 31, 2019, the Company sold 4,027,000 StrikePoint Securities for gross proceeds of $453,400 (December 31, 2018 - $Nil) and realized a loss on marketable securities of $170,785. Subsequent to selling these StrikePoint Securities, the Company was able to exercise the special warrants without becoming an insider of StrikePoint, resulting in an additional 2,400,000 common shares in the capital of StrikePoint being issued to the Company. During the year ended December 31, 2019, the Company recorded an unrealized loss of $554,530 due to a decrease in StrikePoint’s share price.

On December 31, 2019, the Company held 5,473,000 shares of StrikePoint with a fair value of $246,285. On January 29, 2020, the Company received an additional 15,000,000 shares of StrikePoint in satisfaction of the remaining $750,000 due to the Company (Note 9). On June 30, 2020, the Company held 20,233,000 StrikePoint Securities with a fair value of $2,023,000, resulting in an unrealized gain of $1,045,752 for the period ended June 30, 2020 (June 30, 2019 – unrealized loss of $285,000). During the period ended June 30, 2020, the Company disposed of 240,000 StrikePoint Securities with a cost of $18,737 for proceeds of $22,500, resulting in a realized gain of $3,763.

	Number of shares	Cost	Fair value
Balance at December 31, 2018	9,500,000	$1,472,500	$1,425,000
Unrealized gain/ (loss)	-	-	(285,000)
Balance at June 30, 2019	9,500,000	$1,472,500	$1,140,000

	Number of shares	Cost	Fair value
Balance at December 31, 2019	5,473,000	$848,315	$246,285
Received	15,000,000	750,000	750,000
Sold	(240,000)	(18,737)	(22,500)
Realized gain	-	-	3,763
Unrealized gain (loss)	-	-	1,045,752
Balance at June 30, 2020	20,233,000	$1,579,578	$2,023,300

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the six months ended June 30, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

11.	CAPITAL ASSETS

Cost	Computer Software	Computer Equipment	Field Equipment	Office Equipment	Right-of-use Asset – Office Lease	Right-of-use Asset – E&E Equipment	Total
Balance, December 31, 2018	$57,852	$82,922	$713,095	$95,616	$-	$-	$949,485
Additions	5,182	10,899	-	1,001	1,657,518	-	1,674,600
Balance, December 31, 2019	63,034	93,821	713,095	96,617	1,657,518	-	2,624,085
Additions	5,642	5,723	-	1,342	64,378	228,785	305,870
Balance, June 30, 2020	$68,676	$99,544	$713,095	$97,959	$1,721,896	$228,785	$2,929,955
Accumulated Amortization
Balance, December 31, 2018	$53,980	$29,214	$184,529	$47,736	$-	$-	$315,459
Amortization – G&A	7,703	17,795	104,529	9,710	236,788	-	376,525
Balance, December 31, 2019	61,683	47,009	289,058	57,446	236,788	-	691,984
Amortization – G&A	1,401	7,022	42,404	4,007	132,189	-	187,023
Amortization – E&E (Note 9)	-	-	-	-	-	2,953	2,953
Balance, June 30, 2020	$63,084	$54,031	$331,462	$61,453	$368,977	$2,953	$881,960
Carrying Value
Balance, December 31, 2019	$1,351	$46,812	$424,037	$39,171	$1,420,730	$-	$1,932,101
Balance, June 30, 2020	$5,592	$45,513	$381,633	$36,506	$1,352,919	$225,832	$2,047,995

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the six months ended June 30, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

12.	RELATED PARTY TRANSACTIONS

Key management compensation

Key management personnel at the Company are the directors and officers of the Company. The remuneration of key management personnel during the periods is as follows:

	Six months ended June 30,
	2020	2019
Director remuneration[1]	$57,889	$64,792
Officer & key management remuneration[1]	$397,500	$355,012
Share-based payments	$1,014,029	$808,647

[1]	Remuneration consists exclusively of salaries, bonuses, and health benefits, for officers and key management.

Key management compensation

Other than the amounts disclosed above, there were no short-term employee benefits or share-based payments granted to key management personnel during the six months ended June 30, 2020 and 2019.

Recoveries

During the period ended June 30, 2020, the Company recovered $81,794 (period ended June 30, 2019 - $48,690) in rent and salary recoveries from related parties, as a result of billing employee time for services provided and charging rent fees to related parties.

Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities at June 30, 2020 is $5,883 (December 31, 2019 - $479,083) due to a director, in relation to director compensation.

Receivables

Included in receivables at June 30, 2020 is $58,686 (December 31, 2019 - $46,428) due from companies with common directors or officers, in relation to office rent and other recoveries.

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the six months ended June 30, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

13.	FLOW-THROUGH SHARE PREMIUM LIABILITY

The following is a continuity schedule of the liability related to flow-through share issuances:

Balance at December 31, 2018	$1,363,495
Creation of flow-through share premium liability on issuance of flow-through shares	4,489,662
Settlement of flow-through share premium liability pursuant to qualified expenditures	(1,861,893)
Balance at December 31, 2019	$3,991,264
Creation of flow-through share premium liability on issuance of flow-through shares	6,901,189
Settlement of flow-through share premium liability pursuant to qualified expenditures	(1,560,486)
Balance at June 30, 2020	$9,331,967

Issued in 2018: As a result of the issuances of flow-through shares in 2018, the Company had a commitment to incur $9,723,898 in qualifying CEE on or before December 31, 2019.

Issued in 2019: As a result of the issuances of flow-through shares in 2019, the Company has a commitment to incur $17,537,346 in qualifying CEE on or before December 31, 20201. As of December 31, 2019, the remaining commitment was $16,313,512. During the six months ended June 30, 2020, $6,512,478 of this commitment was satisfied, with $9,801,033 remaining.

Issued in 2020: As a result of the issuance of flow-through shares in 2020, the Company has a commitment to incur $33,261,506 in qualifying CEE on or before December 31, 20211.

Total: As of June 30, 2020, the remaining flow-through expenditure commitments are $9,801,033 by December 31, 2020 (or potentially December 31, 20211), and $33,261,506 by December 31, 2021 (or potentially December 31, 20221), for a total remaining commitment of $43,062,539 at June 30, 2020.

1 At the time of preparing the financial statements for the period ended June 30, 2020, the Canadian federal government had proposed to assist flow-through share issuers by extending the timelines for spending the capital they raise via flow-through shares by 12 months under the general and look-back rule. The 12-month extension would apply to agreements entered into on or after March 1, 2018 and before 2021, when using the general rule, and to agreements entered into in 2019 or 2020, when using the look-back rule. This proposal will not be considered substantively enacted until it has been brought into force by legislative amendments or other means.

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the six months ended June 30, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

14.	LEASE LIABILITY

The Company has recognized a lease liability on its office lease pursuant to IFRS 16.

	Office	Equipment	Total
Balance at December 31, 2018	$-	$-	$-
Liability recognized on adoption of IFRS 16	1,657,518	-	1,657,518
Lease payments	(307,500)	-	(307,500)
Accretion	116,028	-	116,028
Balance at December 31, 2019	$1,466,046	$-	$1,466,046
Recognition of liability	64,378	228,785	293,163
Lease payments	(156,815)	(68,689)	(225,504)
Accretion – G&A	58,229	-	58,229
Accretion – E&E (Note 9)	-	1,333	1,333
Balance at June 30, 2020	$1,431,838	$161,429	$1,593,267

Current lease liability	$324,100	$161,429	$485,529
Long-term lease liability	1,107,738	-	1,107,738
Total lease liability	$1,431,838	$161,429	$1,593,267

15.	PROVISION FOR CLOSURE AND RECLAMATION

The following is a continuity schedule of the provisions for closure and reclamation:

	Blackdome	Snip	Total
Balance at December 31, 2018	$1,556,825	$1,694,196	$3,251,021
Revision of estimate	-	1,567,714	1,567,714
Accretion	25,109	19,045	44,154
Sale of subsidiary	(1,581,934)	-	(1,581,934)
Balance at December 31, 2019	$-	$3,280,955	$3,280,955
Revision of estimate	-	(5,211)	(5,211)
Accretion	-	5,211	5,211
Balance at June 30, 2020	$-	$3,280,955	$3,280,955

The Company periodically updates information and inputs in order to enable it to refine its estimate of the present value of its future closure and reclamation obligation. Inputs include anticipated costs of required remediation work and mandated safety inspections as well as the pre-tax discount rate used (2020 – 1.67%, 2019 – 1.67%). These inputs are all subject to uncertainty.

At its active above-ground exploration sites, the Company fulfils its drill-site restoration obligations on an on-going basis when a drill site is no longer required, and accordingly no liability has been accrued-for in relation to the Company’s other properties.

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the six months ended June 30, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

16.	CAPITAL STOCK AND RESERVES

Authorized – unlimited number of voting common shares without par value.

Private placements

On April 10, 2019, the Company raised gross proceeds of $2,000,000 through a private placement financing, issuing 5,194,805 common shares at a price of $0.385. Cash finder’s fees of $65,975 were paid in connection with the private placement. No warrants, options, or bonus shares were issued in conjunction with this financing.

On July 31, 2019, the Company raised gross proceeds of $5,032,070 through a private placement financing, issuing 9,077,208 common shares at a price of $0.385 and 3,169,784 flow through shares at a price of $0.485. Cash finder’s fees of $81,736 were paid in connection with the private placement. No warrants, options, or bonus shares were issued in conjunction with this financing.

On December 16, 2019, the Company raised gross proceeds of $16,000,000 through a private placement financing, issuing 19,512,196 flow through shares at a price of $0.820. Cash finder’s fees of $719,316 were paid in connection with the private placement. No warrants, options, or bonus shares were issued in conjunction with this financing.

On March 31, 2020, the Company closed the first tranche of a non-brokered private placement offering, whereby gross proceeds of $15,015,000 were raised by the issuance of 13,000,000 British Columbia super-flow-through shares at a price of $1.155 per flow-through share.

On April 15, 2020, the Company closed the second and final tranche of a non-brokered private placement offering, whereby gross proceeds of $18,246,506 were raised by the issuance of 5,772,910 British Columbia super-flow-through shares at a price of $1.155 per flow-through share and 11,027,424 National flow-through shares at $1.05 per flow-through share.

Additional shares were issued subsequent to the period end (Note 18) upon the exercise of stock options.

Stock options and warrants

The Company has a stock option plan under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the plan, the exercise price of each option equals the market price of the Company's stock on the date of grant. The options can be granted for a maximum term of five years and vest at the discretion of the Board of Directors.

Share-based payments

On April 15, 2019, the Company granted 3,815,000 stock options to directors, officers, employees and consultants, exercisable at $0.41 per option until April 15, 2024. The options vested immediately, were valued using the Black-Scholes option pricing model and had a fair value of $1,209,800.

On August 7, 2019, the Company granted 4,200,000 incentive stock options to directors, officers, employees and consultants, exercisable at $0.45 per share until August 7, 2024. The options vested immediately, were valued using the Black-Scholes option pricing model and had a fair value of $1,295,290.

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the six months ended June 30, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

16.	CAPITAL STOCK AND RESERVES (continued)

On January 17, 2020, the Company granted 2,940,000 incentive stock options to various directors, officers, employees and consultants of the Company. The options have a term of five years, expiring on January 17, 2025. All of the options vest over a 24-month period with one third of the options vesting immediately, one third vesting after 12 months, and one third vesting after 24 months. Each option will allow the holder thereof to purchase one common share of the Company at a price of $1.04. The options were valued using the Black-Scholes option pricing model and had a fair value of $1,322,169.

On January 17, 2020, the Company approved the reservation of 192,308 common shares in the capital of the Company in order to satisfy the payment of incentive compensation declared by the Board of Directors as payable to certain officers and employees of the Company (the “Incentive Shares”), subject to vesting. In order to help retain and motivate key members of management, these Incentive Shares will not be issued unless or until they vest on January 17, 2022.

On May 8, 2020, the Company granted 4,200,000 incentive stock options to various directors, officers, employees and consultants of the Company. The options have a term of five years, expiring on May 8, 2025. All of the options vest over a 24-month period, with one third of the options vesting immediately, one third vesting after 12 months, and one third vesting after 24 months. Each option will allow the holder thereof the purchase one common share of the Company at a price of $1.12. The options were valued using the Black-Scholes option pricing model and had a fair value of $2,090,819.

Additional options were granted subsequent to June 30, 2020 (Note 18).

Stock option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate. Weighted Average inputs used were as follows:

	2020	2019
Expected life	3.0 yrs	5.0 yrs
Annualized volatility	70%	105%
Dividend rate	0.00%	0.00%
Forfeiture rate	4.22%	0.00%
Fair value of a share at grant date	$1.09	$0.41
Risk-free interest rate	0.78%	1.40%

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the six months ended June 30, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

16.	CAPITAL STOCK AND RESERVES (continued)

Stock option and share purchase warrant transactions are summarized as follows:

	Warrants		Stock Options
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Outstanding, December 31, 2018	21,278,489	$1.12	7,416,444	$1.11
Expired	(11,315,980)	$1.27	(400,000)	$1.00
Cancelled	-	$-	(4,436,444)	$1.16
Issued/granted	-	$-	8,015,000	$0.43
Outstanding and exercisable, December 31, 2019	9,962,509	$0.95	10,595,000	$0.58
Exercised	(5,607,449)	$0.99	(1,180,780)	$0.48
Expired	(4,355,060)	$0.90	(250,000)	$0.83
Issued/granted	-	$-	7,140,000	$1.09
Outstanding, June 30, 2020	-	$-	16,304,220	$0.80
Exercisable, June 30, 2020	-	$-	11,544,220	$0.69

The weighted average share price at the date of exercise of the stock options was $1.15 during the period ended June 30, 2020. There were no stock options exercised during the period ended June 30, 2019.

The weighted average remaining contractual life of the stock options is 3.85 years (December 31, 2019 – 3.85 years).

The weighted average remaining contractual life of the warrants is 0.00 years (December 31, 2019 – 0.36 years).

As at June 30, 2020, incentive stock options were outstanding as follows:

	Number	Exercise Price	Expiry Date
Options	630,000	$1.00	June 23, 2021
	360,000	$1.50	July 25, 2021
	397,500	$1.00	January 31, 2022
	1,282,000	$0.77	January 15, 2023
	2,863,000	$0.41	April 15, 2024
	3,631,720	$0.45	August 7, 2024
	2,940,000	$1.04	January 27, 2025
	4,200,000	$1.12	May 8, 2025
	16,304,220	$0.80

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the six months ended June 30, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

17.	CONTINGENCY

Due to the nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues such items as liabilities when the amount can be reasonably estimated, and settlement of the matter is probable to require an outflow of future economic benefits from the Company.

Eilat, and related parties, have on a number of occasions asserted certain claims against the Company pertaining to the Asset Purchase Agreement (“APA”) dated April 14, 2014 and April 27, 2015 governing the Company’s purchase of the Spectrum property. The Company received formal notices of civil claims in relation to the APA, in April of 2016. Notably, no further steps have been taken by the litigant since bringing the claims. In the opinion of management, the outcome of these events is not determinable at this time, and these matters are not expected to have a material effect on the consolidated financial statements of the Company.

The Company has previously had operations in other countries, and has not yet completed the formal process of dissolution of a subsidiary company. There may be amounts owed by that subsidiary company, including mining concession fees unpaid since January 2014, estimated to be $100,000 per year, that are not probable to require an outflow of future economic benefits to satisfy. As a result, the Company has not accrued those amounts as liabilities.

18.	SUBSEQUENT EVENTS

Subsequent to June 30, 2020, 180,000 stock options were exercised for total proceeds of $75,800. On July 27, 2020, 300,000 incentive stock options were granted to a Director of the Company. The options have a term of five years, expiring on July 27, 2025. The options vest over a 24-month period with one third of the options vesting immediately, one third after 12 months and one third after 24 months. Each option will allow the holder to purchase one common share in the Company at a price of $2.93.

On August 4, 2020 the Company announced the signing of a Definitive Agreement with Barrick Gold Corporation’s wholly-owned subsidiary, Barrick Gold Inc. (“Barrick”), pursuant to which Skeena will acquire 100% of the Eskay Creek gold-silver project located in the Golden Triangle of northwest British Columbia. As part of the Definitive Agreement, Barrick has relinquished its right to repurchase 51% of Eskay Creek. Instead, as a result of this transaction Barrick will become a significant shareholder in Skeena. Closing of the transaction is expected to follow within the fourth quarter of 2020, subject to customary conditions, including certain government approvals and the approval of the TSX Venture Exchange.

Under the binding agreement, Skeena and Barrick have agreed to amend the terms of the original option agreement. Skeena will now acquire a 100% ownership interest in Eskay Creek in consideration for:

•	The issuance to Barrick of 22,500,000 units, with each unit comprised of one common share of Skeena and one non-transferrable half warrant. The exercise price of each non-transferrable full warrant of $2.70 is approximately a 60% premium to the 20-day VWAP and a 35% premium to the closing price of the shares on July 3, 2020; and

•	The grant of a 1% NSR royalty on the entire Eskay Creek land package. Half of that royalty may be repurchased from Barrick during the 24-month period after closing, at a cost of $17,500,000; and

•	A contingent payment, payable if Skeena sells more than a 50% interest in Eskay Creek during the 24-month period after closing, of $15,000,000.

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the six months ended June 30, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

18.	SUBSEQUENT EVENTS (continued)

It is expected that Barrick will own approximately 12.4% of Skeena’s shares outstanding after closing, including existing shares held. If Barrick were to exercise the warrants, its ownership of Skeena would increase to 17.2% on a partially diluted basis and Skeena would receive cash proceeds of $30,400,000. From the closing date, Barrick will be subject to an 18-month standstill, such that its ownership of Skeena shall not exceed 19.9%. So long as Barrick maintains at least a 10% ownership in Skeena on a partially diluted basis, it will have a right to maintain its pro-rata ownership via participation in future Skeena financings. Furthermore, Barrick will have a right to appoint a Director to the Board of Skeena.